                                                                       EXHIBIT 4
                                                                       ---------

                              EMPLOYMENT AGREEMENT


                  THIS EMPLOYMENT AGREEMENT, dated October 29, 1999, by and between WINDSWEPT ENVIRONMENTAL GROUP, INC., a Delaware corporation (the "Company"), and MICHAEL O'REILLY (the "Executive").

                                   WITNESSETH:

                  WHEREAS, the Executive currently serves as the President and Chief Executive Officer of the Company and as a member of the Board of Directors of the Company (the "Board of Directors"); and

                  WHEREAS, the Board of Directors believes it to be in the best interest of the Company to enter into this Agreement to ensure the Executive's continued employment by the Company in the capacity and under the terms and conditions set forth herein;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants set forth herein, the Company and the Executive agree as follows:

                                   SECTION I

                                   EMPLOYMENT

         1.1 Employment. The Company will employ the Executive and the Executive accepts employment on the terms and conditions set forth in this Agreement.

         1.2 Titles and Duties.

         (a) The Executive shall be employed by the Company as its President and Chief Executive Officer.

         (b) The Executive shall continue to operate the Company on a day-to-day basis as its President and Chief Executive Officer, and the Executive shall have all duties and authority customarily accorded the President and Chief Executive Officer of the Company.

         (c) The Executive shall report to the Board of Directors of the Company.

         (d) Executive may engage in personal business and investment activities for his own account; provided, however, that such personal business and investment activities do not, in the reasonable opinion of the Board of Directors, materially interfere with the performance of his duties under this Agreement.

         (e) Executive agrees to serve as director of the Company, and as an officer or director of any affiliate of the Company without any additional compensation therefor other than as provided in this Agreement.

         1.3 Term of Employment. The term of the Executive's employment hereunder (the "Term of Employment") shall be for a five year period (the "Initial Term") beginning on October 29, 1999 and ending on September 30, 2004 and shall automatically be renewed for successive periods of one (1) year (each, a "Renewal Period") commencing on October 29, 2004 unless either party notifies the other at least six months prior to the end of the Initial Term or the current Renewal Period, as the case may be, that it does not wish to renew the term of the Executive's employment hereunder.

         1.4 Location of Employment. The Executive may be required to move his office to any location on Long Island, New York, but shall not otherwise be required to move his office without the Executive's prior written consent.

         1.5 Compensation.

         (a) As compensation for the Executive's services during the Term of Employment, the Company shall pay to the Executive a salary at the annual rate of $260,000, payable in periodic installments in accordance with payroll practices of the Company as in effect from time to time.

         (b) Base Salary. The Executive's base salary shall be reviewed annually solely for the purpose of awarding possible base salary increases (taking into account factors relating to the Executive's performance as well as the Company's performance as a whole). In the event an increase in Base Salary is awarded, the Base Salary set forth above shall be automatically amended to reflect the new amount.

         (c) In addition to his salary, the Executive shall be entitled to receive a cash bonus (the "Annual Bonus") in an amount equal to 2.5% of the "Pre-Tax Income" of the Company and its consolidated subsidiaries for each fiscal year during the Term of Employment. For the purposes of this Agreement, the term "Pre-Tax Income" shall mean the net income of the Company and its consolidated subsidiaries as determined in accordance with generally accepted accounting principles at the time applied on a basis consistent with the past practices of the Company, before any charges for (i) federal, state or other taxes on the income of the Company and its consolidated subsidiaries, (ii) direct charges of Spotless Plastics (USA), Inc. ("Spotless") or any of its affiliates for services rendered to the Company to the extent that such charges are in excess of those that would be charged by unrelated third parties for comparable services and (iii) interest charged by Spotless on any funds advanced by it to the Company to the extent that such interest charges are greater than the sum of the cost of funds of Spotless with respect to any such advance plus one percent (1%) per annum. The Annual Bonus shall be paid within thirty (30) days following the issuance by the Company of the audited financial statements of the Company and its consolidated subsidiaries for the relevant fiscal year. The Annual Bonus will be paid at such time on a pro rata basis if Executive has not been employed pursuant to the terms of this Agreement for the entire fiscal year.

         (d) The Executive shall be entitled to participate in all employee pension and welfare benefit plans, programs and practices maintained by the Company for its employees generally in accordance with the terms of such plans, programs and practices as in effect from time to time, and in any other insurance, pension, retirement or welfare benefit plans, programs and practices which the Company provides to its executives from time to time, including plans that supplement such plans. The Executive shall be entitled to four (4) weeks of paid vacation in each calendar year, all of which shall be deemed accrued, earned and available for use on the first day of the year.

         (e) The Company shall purchase or lease for the Executive's exclusive use a new luxury class automobile of his choice and shall replace such automobile, at the Executive's request, once every three (3) years. The Company shall pay, or reimburse the Executive for his payment of, any and all reasonable expenses for the maintenance and operation of such automobile, including fuel, oil, maintenance and repairs, and the cost of liability and property damage insurance.

         (f) The Company shall also purchase or lease for the Executive's exclusive use a beeper and cellular telephone of his choice and shall pay, or reimburse the Executive for his payment of, all charges relating thereto.

         (g) The Executive is authorized to incur reasonable ordinary and necessary business expenses in the performance of his duties hereunder, including expenses for travel, entertainment and other business purposes. The Company shall reimburse the Executive for all such expenses incurred by him, upon presentation of itemized accounts and submission of receipts in accordance with Company's policies and procedures.

         (h) In addition to any group-term life insurance coverage available pursuant to Section 1.3(d) of this Agreement, the Company shall, at its sole expense, provide additional term or other life insurance coverage on the Executive's life providing a death benefit to Executive's designated beneficiary of not less than One Million Dollars ($1,000,000).

         (i) The Company shall reimburse Executive for fees for membership in one business or social club of his choice. Executive has elected to be a member of the North Fork Preserve. If he so desires, he may stop seeking reimbursement for expenses incurred in connection with such membership and obtain a corporate membership at the Nissequogue Country Club or similar club.

                                   SECTION II

                            TERMINATION OF EMPLOYMENT

         2.1 Termination.

         (a) Death. The Executive's employment hereunder shall terminate upon his death.

         (b) Disability. The Company may terminate Executive's employment hereunder due to the Executive's disability. For purposes of this Agreement, "disability" means a physical or mental illness, incompetency or incapacity which results in the Executive's inability to actively participate in the Company's business and perform his duties as required under this Agreement where such incapacity has lasted for a continuous period of not less than two hundred seventy (270) days. The Executive shall receive full salary, pro rata bonus and benefits during such two hundred seventy (270) day period.

         (c) Cause. The Company may terminate the Executive's employment hereunder for Cause. For the purpose of this Agreement, "Cause" shall be defined as (i) willful misconduct by the Executive in the performance of his duties hereunder which causes material damage or injury to the business or reputation of the Company; (ii) Executive's direct and active fraud or embezzlement in the performance of the Executive's duties; (iii) continuing refusal by the Executive to perform a material portion of his duties hereunder which is not cured within thirty (30) days after written notice to Executive specifying the duties which the Executive has refused to perform; (iv) any material breach of Sections III or IV of this Agreement to the detriment of the Company; or (v) the conviction of the Executive for any felony which conviction results in material damage or injury to the business or reputation of the Company.

         (d) Executive may, for any reason, elect to terminate his employment hereunder by providing ninety (90) days written notice.

         (e) Resignation for Good Reason. The Executive may terminate his employment hereunder for Good Reason which, for purposes hereof, shall be defined as:

              (i) any substantial diminution of the duties or authority of the Executive inconsistent with his title, authorities, duties and responsibilities provided herein;

              (ii) the failure of the shareholders of the Company to re-elect the Executive as a Director of the Company;

              (iii) any reduction or failure to pay the Executive's compensation required to be paid pursuant this Agreement;

              (iv) any reduction in the benefits required to be provided herein or any other material breach of this Employment Agreement;

              (v) breach of any option agreement or failure to issue shares as required under any option agreement or certificate; or

              (vi) any relocation of the principal location of Executive's employment as set forth herein without his consent.

         2.2 Effect of Termination.

         (a) Termination by the Company for Cause or Due to Executive's Death or Disability. If the Executive employed hereunder shall be terminated due to the Executive's Death, disability or for Cause, the Company shall pay the Executive his full salary, pro rata share of his Annual Bonus and other benefits through the date of employment termination at the rate then in effect, and the Company shall have no further obligations to the Executive under this Agreement except his rights, if any, under any applicable health insurance, life insurance, disability insurance and/or any other benefit plan or policy.

         (b) Termination by the Company without Cause or Resignation by the Executive with Good Reason. If the Executive's employment hereunder shall be terminated by the Company other than for Cause, death or disability or shall be terminated by the Executive by Resignation with Good Reason, the Company agrees to pay an amount equal to the Base Compensation which would have been payable pursuant to Section 1.5(a) hereof over the remaining Term of Employment and to provide the benefits described or referenced in Sections 1.5(d), (h) and (i) during the remaining Term of Employment, subject to the Executive's compliance in full with the terms and conditions of Section IV hereof.

         (c) Options. None of the stock options granted to the Executive on or prior to the date hereof shall expire or be terminated as a result of the termination, either by the Company or the Executive, of the Executive's employment by the Company hereunder, including his Resignation for Good Reason, unless otherwise specifically provided in the relevant stock option agreement or certificate.

         (d) Repurchase of Shares and Options. In the event that (i) the Term of Employment shall expire, (ii) the Executive's employment hereunder shall be terminated by the Company other than for Cause, death or disability or (iii) the Executive's employment hereunder shall be terminated by the Executive by Resignation with Good Reason, then the Executive shall have the right (provided that at the time of such expiration or termination, as the case may be, the shares of the common stock of the Company (the "Common Stock") are not listed for trading on the New York Stock Exchange or the American Stock Exchange or included in the NASDAQ National Market or Small-Cap Market or any other comparable trading market, but excluding the OTC Electronic Bulletin Board and the National Quotation Bureau pink sheets), to require the Company to purchase (unless such purchase would cause any impairment of the capital of the Company) in a single transaction (as opposed to a series of transactions) all shares of the Common Stock owned by the Executive as of the date hereof or which are issuable to the Executive under stock options which have been granted as of the date hereof and which shall have at the time of such expiration or termination, as the case may be, vested and shall be fully exercisable (collectively, the "Shares"); provided, however, that as a condition precedent to the obligation of the Company to purchase the Shares the Executive shall surrender to the Company and forfeit, for no additional consideration, the option to purchase 2,811,595 shares of Common Stock (the "Conversion Date Options") granted to the Executive pursuant to the Stock Option Agreement dated the date hereof (the "Conversion Date Option Agreement"), unless the Conversion Date Options shall have vested and shall be exercisable in accordance with the terms of the Conversion Date Option Agreement as of the date of such expiration or termination. If the Executive wishes to exercise his right under this Section 2.2(c), he shall give the Company written notice (the "Purchase Notice") within thirty (30) days following the date of termination or expiration of the Term of Employment, as the case may be, which notice shall specify the number of Shares as to which he is exercising his right. The Executive and the Company hereby agree that, if they are not able to mutually agree upon the purchase price payable for the Shares, the purchase price shall be an amount equal to the product of the Appraised Value (as hereinafter defined) multiplied by a fraction, the numerator of which shall be the number of Shares as to which the Executive is exercising his right under this Section 2.2(c) as set forth in the Purchase Notice and the denominator of which shall be the number of shares of Common Stock outstanding at the date of termination or expiration of the Term of Employment, as the case may be, on a fully diluted basis (i.e. assuming the exercise of all outstanding options and warrants for the purchase of Common Stock and the conversion of all securities convertible or exchangeable into shares of Common Stock). For the purposes of this Agreement, the term "Appraised Value" shall mean the appraised value of the Company as a going concerned determined by two investment banks, appraisers or other financial advisors, one of which shall be selected by the Company and one of which shall be selected by the Executive. Each party shall bear the costs and expenses of the investment bank, appraiser or other financial advisor selected by it. If the investment banks, appraisers or other financial institutions selected by the Company and the Executive, respectively, cannot agree on the Appraised Value, the Appraised Value shall be determined by a third investment bank, appraiser or other financial advisor jointly selected within sixty (60) days after the date of the Purchase Notice by the investment banks, appraiser or other financial institutions selected by the Company and the Executive, respectively, and the costs and expenses of such third investment bank, appraiser or other financial advisor shall be shared equally by the Company and the Executive. The closing with respect to any purchase of Shares under this
Section 2.2(c) shall occur not later than thirty (30) days following the agreement by the Executive and the Company as to the purchase price payable for the Shares or the determination of the Appraised Value, as the case may be. The Executive may withdraw his Purchase Notice at any time prior to such closing, provided that the Executive pays all expenses incurred by the Company, if any, in connection with the determination of the Appraised Value and any other out-of-pocket expenses incurred by the Company, including, without limitation, reasonable attorneys' fees.

         2.3 No Mitigation.

         Any amounts paid to Executive as a consequence of termination of employment shall be paid as severance pay and not as liquidated damages. It is expressly agreed that Executive shall have no duty to seek or accept subsequent employment and any amounts or benefits received by him as a result of such subsequent employment shall not be offset against any amounts required to be paid by the Company hereunder.

                                  SECTION III

                     CONFIDENTIAL INFORMATION AND INVENTIONS

         3.1 Nondisclosure of Confidential Information.

         (a) The Executive agrees to treat as confidential and retain in the strictest confidence and shall not use, divulge, disclose or make accessible to any other firm, partnership, corporation or any other person or entity outside the Company any Confidential Information (as hereinafter defined), except (i) while employed by the Company and in the business of and for the benefit of the Company, (ii) when such information is in the public domain through no fault of the Executive, or (iii) when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company, or by any administrative body or legislative body with purported or apparent jurisdiction to order the Executive to divulge, disclose or make accessible such information. The Executive agrees to exercise his best efforts to prevent the unauthorized use of Confidential Information and to ensure that Confidential Information shall be stored at locations and under such conditions as to reasonably prevent the unauthorized disclosure, use or duplication of such information and materials. All Confidential Information disclosed by the Company to the Executive under this Agreement (including, or without limitation, information incorporated in computer software or held in electronic storage media) shall be and remain the exclusive property of the Company. All such Confidential Information shall not be retained in any form by the Executive for personal use or otherwise and all physical embodiments and copies thereof shall be returned to the Company at its request unless, at the Company's option, the Company instructs the Executive to destroy all or any part of the same. Upon termination of the Executive's services with the Company, all Confidential Information, memoranda, notes, records, reports, papers, drawings, designs, computer files or programs in any media, and other documents (and all copies) relating to the business of the Company or its clients, and all associated property other than material published by the Company for the general public then in the Executive's possession, whether prepared by the Executive or others, will be returned to the Company.

         (b) For the purposes of this Agreement, "Confidential Information" means as of any date all information in whatever form transmitted relating to the past, present or proposed future business affairs of the Company and its affiliates or another party whose information the Company has in its possession under obligation of confidentiality, which is disclosed by the Company and its affiliates to the Executive, or which is produced or developed during the employment relationship including, without limitation, trade secrets, computer programs, product and production planning, customer lists, research, development, business plans, pricing and fee policies, information relating to operations, systems, security, merchandising, marketing, affiliate relations, products, financial data, and specialized knowledge, data or property concerning any idea, invention, discovery, process, program or service or product provided, used, developed, investigated, manufactured or considered by the Company, its affiliates or its customers during the course of the employment of the Executive by the Company, whether commercial or experimental or patented, patentable or not and which is not publicly available.

         3.2 Inventions.

         (a) For the purposes of this Agreement, "Inventions" means any and all inventions, ideas, disclosures or discoveries including improvements, original works of authorship, designs, formulas, processes, computer programs, databases and trade secrets and related proprietary information and materials relating to the business of the Company and its affiliates or the types of business in which it is engaged, which Executive (solely or jointly with other) conceives, develops or makes while employed by the Company. The Executive agrees that all Inventions that (i) are developed using equipment, supplies, facilities or trade secrets of the Company and its affiliates; (ii) result from services performed by the Executive for the Company and its affiliates (solely or jointly with others); or (iii) relate to the business or actual or anticipated research or development of the Company and its affiliates, shall be the sole and exclusive property of the Company, and the Executive shall, and hereby does, assign all of his rights to such Inventions to the Company and its affiliates. The Executive agrees promptly to disclose to the Company any Invention developed during or as the result of the Executive's employment by the Company. In addition, the Executive hereby transfers and assigns any "moral" rights that the Executive may have in any such Inventions under any copyright or other similar law, whether domestic or foreign. The Executive agrees to waive and never to assert any such "moral" rights in any such Invention during or after the termination of his employment.

         (b) The Executive agrees (at the Company's expense) to assist the Company in obtaining and enforcing patents, copyrights, and other legal protections in any and all countries for any Invention. The Executive agrees to execute any documents that the Company considers necessary to enable it to obtain or enforce such patents, copyrights and other legal protections. In addition, by execution of this Agreement, the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as the Executive's agent and attorney-in-fact to act for and in his behalf, to execute and file any and all such documents as the Company in its discretion determine necessary or advisable in obtaining or enforcing such patents, copyrights and other legal protections, and to do all other lawfully permitted acts to accomplish the same, with the same legal force and effect as if executed by the Executive. The Executive acknowledges that all original works of authorship that are made by the Executive (solely or jointly with others) within the scope of the Executive's employment at the Company and that are protected by copyright as "works made for hire," as that term is defined in the United States Copyright Act (17 U.S.C. Section 101).

         3.3 Specific Enforcement. The Executive agrees that any breach of the covenants contained in Sections 3.1 and 3.2 would irreparably injure the Company and its affiliates. Accordingly, the Executive agrees that the Company may, in addition to pursuing any other remedies it may have under this Agreement or otherwise in law or in equity, have the provisions of this Agreement specifically enforced by, and obtain an injunction against the Executive restraining any further violation of this Agreement by the Executive from, any court in the State of New York having jurisdiction over the matter.

                                   SECTION IV

                              RESTRICTIVE COVENANTS

                  Executive hereby covenants and agrees that, during his employment with the Company and for a period of one (1) year following the date of the expiration of the Term of Employment or, in the event of his termination of employment with the Company prior to the expiration of the Term of Employment either by the Company for Cause or by the Executive other than by Resignation for Good Reason, for a period of one (1) year following the date of such termination, he shall not, without the written consent of the Company; (1) become an officer, employee, consultant, director or trustee of any entity, or any subsidiary or affiliate of any such entity, that directly competes with the Company in any market or service area in which it was active during Executive's employment by the Company; (2) recruit on behalf of a competing entity any person (other than a family member) who is an employee of the Company on the last day of employment of Executive by the Company; or (3) solicit current clients on behalf of a competitor of the Company.

                                   SECTION V

                       INDEMNIFICATION AND ATTORNEYS' FEES

                  The Company shall indemnify and hold harmless Executive from and against any and all liabilities, claims, costs, expenses or damages incurred in connection with or arising out of any action, suit or proceeding relating to his work for the Company to the fullest extent permitted under the Delaware General Corporation Law; provided, however that in any such action, suit or proceeding in which Executive is a defendant, the Company shall have the right to select counsel and control the defense unless it is an adverse party or unless such representation, in the opinion of counsel to the Company, presents a conflict of interest.

                                   SECTION VI

         6.1 Parties Benefited: Assignment. This Agreement shall become effective as of the date hereof and, from and after that time, shall extend to and be binding upon, and inure to the benefit of, the Executive, his heirs and his personal representative or representatives, and the Company and its successors and assigns (including any assignee of substantially all the assets of the Company). Neither this Agreement nor any obligations hereunder may be assigned by the Executive.

         6.2 Notices. All notice given or served hereunder shall be in writing and sent by (a) certified or registered mail, return receipt requested, (b) personal delivery, with receipt or (c) Federal Express, Express Mail or other reputable overnight courier service, with receipt, to the parties as follows:

             If to the Executive:

                          Michael O'Reilly
                          35 Tuthill Pt. Road
                          East Moriches, NY 11940

             If To The Company:

                          Windswept Environmental Group, Inc.
                          100 Sweeneydale Ave.
                          Bay Shore, New York 11706
                          Attention: Chairman of the Board of Directors


Any such notice shall be deemed to have been received on delivery, in the case of (b) above; on the second business day following mailing, in the case of (a) above; and on the first business day following mailing or transmission in the case of (c) or (d) above.

         6.3 Severability. Each section and subsection of this Agreement constitutes a separate and distinct provision hereof. It is the intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applicable in each jurisdiction in which enforcement is sought. Accordingly, if any provision of this Agreement shall be adjudicated to be invalid, ineffective or unenforceable, the remaining provisions shall not be affected thereby.

         6.4 Amendment. This Agreement contains the full and complete agreement of the parties relating to the employment of the executive hereunder and supersedes all prior agreements, arrangements or understandings, whether written or oral, relating thereto. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof, nor shall such waiver constitute a continuing waiver.

         6.5 Disputes. Any dispute or question arising from this Agreement or its interpretation shall be settled in accordance with the laws of the State of New York before the state or federal courts in the State of New York. Each party consents to the exclusive jurisdiction of such courts and shall bear its own costs and expenses of such proceedings.

         6.6 Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

         6.7 Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person or entity other than the Company and the Executive any rights or remedies under, or by reason of, this Agreement.

         6.8 Affiliate. As used herein, the term "affiliate" shall mean any corporation, partnership or other business entity controlling, controlled by or under common control with the Company.

         6.9 Applicable Law. This Agreement shall be construed and applied in accordance with the laws of the State of New York without regard to conflict of law principles.

         6.10 Captions and Headings. The captions and headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed and delivered by its duly authorized officer, and the Executive has duly executed and delivered this Agreement, as of the date first written above.

                                 WINDSWEPT ENVIRONMENTAL GROUP, INC.

                                 By:   /s/ Anthony P. Towell
                                    -------------------------------------------
                                 Name: Anthony P. Towell
                                 Title: Secretary


                                 /s/ Michael O'Reilly
                                 ----------------------------------------------
                                                  MICHAEL O'REILLY